SEC FILE NUMBER
001-00044
CUSIP NUMBER
039483102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Archer-Daniels-Midland Company

Full Name of Registrant

Former Name if Applicable

77 West Wacker Drive, Suite 4600

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601

City, State and Zip Code

PART II– RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Archer-Daniels-Midland Company (the “Company”) is unable to file its quarterly report on Form 10-Q for the period ended September 30, 2024 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense.

As previously disclosed in the Company’s November 4, 2024 press release furnished as an exhibit to the Company’s Current Report on Form 8-K filed on November 5, 2024, the Board of Directors of the Company, after discussion with management of the Company and following the Company’s ongoing dialogue with the staff of the United States Securities and Exchange Commission, concluded that the Company will amend its fiscal year 2023 Form 10-K (the “FY2023 Form 10-K”) and Form 10-Qs for the first and second quarters of 2024 (collectively, the “Q1 and Q2 2024 Form 10-Qs”) to restate the segment information disclosure (Note 17 included in the FY2023 Form 10-K and Note 13 included in the Q1 and Q2 2024 Form 10-Qs) for each of the periods included in those filings, including fiscal years 2021, 2022 and 2023 in the FY2023 Form 10-K and each of the quarterly and year-to-date periods included in the Q1 and Q2 2024 Form 10-Qs (collectively, the “Prior Filings”).

As previously disclosed in Note 17, Segment and Geographic Information, to the Company’s consolidated financial statements included in the FY2023 Form 10-K, the Company identified and corrected certain intersegment sales amounts that either (i) were not in accordance with prior disclosures about presenting such sales at amounts approximating market or (ii) included intrasegment sales (resulting from sales within the segment) and should have included exclusively intersegment sales (resulting from sales from one segment to another). In connection with the error corrections, the Company identified a material weakness in its internal control over financial reporting related to its accounting practices and procedures for intersegment sales. The Company put in place a plan to remediate this material weakness, as disclosed in the FY2023 Form 10-K and Q1 and Q2 2024 Form 10-Qs.

In the course of testing new controls implemented as part of the Company’s material weakness remediation plan in the third quarter of 2024, the Company identified additional misclassified intersegment transactions. These newly identified errors concern additional intersegment sales for each of its Ag Services and Oilseeds, Carbohydrate Solutions and Nutrition segments that included certain intrasegment sales and should have included exclusively intersegment sales. The Company also identified some intersegment transactions between Ag Services and Oilseeds and Carbohydrate Solutions that were not accounted for consistently in accordance with revenue recognition and segment reporting standards and should not have been reported as intersegment sales.

The restatements of the Prior Filings are not expected to result in any material impact on the Company’s Consolidated Statements of Earnings, Consolidated Statements of Comprehensive Income (Loss), Consolidated Balance Sheets, Consolidated Statements of Cash Flow or Consolidated Statements of Shareholders’ Equity as of and for the periods presented therein. The restated Prior Filings will include corrections for the newly identified errors related to intersegment sales, will reflect the previously-corrected errors related to intersegment sales, and will include other segment disclosure corrections.

The Company intends to restate the segment information disclosure in the Prior Filings as soon as reasonably practical in amendments to the FY2023 Form 10-K and the Q1 and Q2 2024 Form 10-Qs, but requires additional time to complete the amendments. As a result, the Company is not able to timely complete the preparation of its financial statements and related disclosures to be included in the Form 10-Q.

The information provided above is subject to change as the Company continues to focus on implementing enhancements to its internal controls to remediate its previously identified weakness, taking action to enhance its integrity and accuracy within internal controls and financial reporting related to intersegment sales.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Monish Patolawala	312	634-8100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 4, 2024, the Company issued a press release announcing preliminary unaudited financial results for the third quarter of 2024, a copy of which was furnished as an exhibit to the Company’s Current Report on Form 8-K filed on November 5, 2024. As noted in that press release, net earnings for the third quarter of 2024 are expected to be reported at $18 million, as compared to $0.8 billion for the prior-year period, with earnings per share expected to be $0.04, as compared to $1.52 for the prior-year period. GAAP earnings include a reduction in the carrying value of the Company’s Wilmar equity investment to reflect the Singapore Exchange trading price as of the balance sheet date. The reduction resulted from a determination that declines in the valuation amount for our investment are impaired on an “other than temporary” basis as of the end of the quarter. This has resulted in a non-cash charge against GAAP earnings for the third quarter of 2024 of $461 million.

On a segment level, the Company’s press release also announced preliminary unaudited financial results for its three segments: Ag Services and Oilseeds segment operating profit is expected to be $480 million for the third quarter of 2024, down (43)% compared to the prior year period; Carbohydrate Solutions segment operating profit is expected to be $452 million for the third quarter of 2024, down (3)% compared to the prior year period; and Nutrition segment operating profit is expected to be $105 million for the third quarter of 2024, down (19)% compared to the prior year period.

In regards to cash flows, the Company’s preliminary year-to-date cash flows from operating activities are expected to be $2.468 billion, as compared to cash flows from operating activities of $1.891 billion for the corresponding prior-year year-to-date period.

As described above, the restated Prior Filings will include corrections for the newly identified errors related to intersegment sales, the previously-corrected errors related to intersegment sales, and other segment disclosure corrections, and the third quarter 2024 Form 10-Q will reflect the applicable corrected amounts for the comparative prior-year quarterly and year-to-date information reflected in that Form 10-Q.

Cautionary Note Regarding Forward-Looking Statements

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical fact included in this release, are forward-looking statements, including, but not limited to, statements about the anticipated timing of the filing of the Company’s Form 10-Q and restated Prior Filings, the impact of correction on the Company’s segment or consolidated results, and matters related to expected results of operations. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “outlook,” “will,” “should,” “can have,” “likely,” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All forward-looking statements are subject to significant risks, uncertainties and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, without limitation, the Company’s inability to file the Form 10-Q on a timely basis; changes to the scope and magnitude of the corrections described above, the identification of additional errors or other matters; the identification of additional material weaknesses and the remediation of previously identified material weaknesses; the impact of the correction of errors on the Company’s financial statements to be included in the amendments to the Prior Filings and in the Form 10-Q; the impact of this filing on the Company’s common stock, its relationships with employees, customers and suppliers; and those additional risks that are described in the Company’s FY2023 Form 10-K and in other documents that the Company files or furnishes with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, the Company does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this announcement, whether as a result of new information, future events, changes in assumptions or otherwise.

Archer-Daniels-Midland Company

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2024	By:	/s/ Monish Patolawala
	Name:	Monish Patolawala
	Title:	Executive Vice President and Chief Financial Officer